

Mail Stop 3561

October 17, 2017

Craig Scherba
Chief Executive Officer
NextSource Materials Inc.
1001–145 Wellington Street West
Toronto, Ontario, Canada M5J 1H8

> **Re: NextSource Materials Inc.**
> **Registration Statement on Form S-4**
> **Filed October 11, 2017**
> **File No. 333-220899**

Dear Mr. Scherba:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Hillary Daniels at (202) 551-3959 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Chad Accursi, Esq.
Cassels Brock & Blackwell LLP